UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 29, 2024, Oculis Holding AG (the “Registrant”) provided notification and public disclosure of transactions by persons discharging managerial responsibilities (“PDMR”) and persons closely associated with them in accordance with the requirements of the EU Market Abuse Regulation (“MAR”), which are attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	PDMR notifications pursuant to MAR, dated November 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: November 29, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer